GREAT CHINA INTERNATIONAL HOLDINGS, INC.

C Site 25-26F President Building
No. 69 Heping North Street
Heping District, Shenyang 110003
Peoples Republic of China
Telephone: 0086-24-22813888

September 11, 2008

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Kevin Woody, Branch Chief Jennifer Monick, Staff Accountant Mail Stop 4561

Re:	Great China International Holdings, Inc. File No. 000-23015

Ladies and Gentlemen:

Great China International Holdings, Inc. (the “Company”) has received your letter dated September 2, 2008 (“Letter”) regarding review of its Annual report on Form 10-K for the year ended December 31, 2007. To assist the staff of the Commission in reviewing this response, the numbered paragraphs of the Letter are reproduced below and are followed in each case by our response.

1.          Please file an Item 4.02 Form 8-K to disclose non-reliance on previously issued financial statements. To the extent management does not intend to file an Item 4.02 Form 8-K, please tell us management’s basis for their conclusion.

Response: Item 4.02(a) of Form 8-K1 states that disclosure of non-reliance is required when management of the Company “ . . . concludes that any previously issued financial statements, covering one or more years or interim periods for which the registrant is required to provide financial statements under Regulation S-X (17 CFR 210) should no longer be relied upon because of an error in such financial statements as addressed in Accounting Principles Board Opinion No. 20, as may be modified, supplemented or succeeded, disclose the following information:” We note APN No, 20 has since been superseded by Statement of Financial Accounting Standards No. 154 (FAS 154).

1               The Company did not receive notice under Item 4.02(b) from its accountants regarding non-reliance on the audit report or interim review, probably for the same reasons the Company does not believe a filing under Item 4.02(a) is required.

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Attn: Kevin Woody, Branch Chief
Re: Great China International Holdings, Inc.
September 11, 2008

FAS 154 provides guidance regarding the correction of an error by restating previously issued financial statements. FAS 154 defines a financial statement error as “an error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared.” The items changed in the Company’s financial statements were restated because the staff of the Commission suggested in its comments issued in July that a different treatment of the Loyal Best transaction and non-cash items on the statement of cash flows was appropriate under GAAP, and the Company was willing to adopt that interpretation, notwithstanding the fact that the Company does not believe its original treatment of these items was clearly incorrect under a fair application of GAAP. Accordingly, the items were restated in the financial statements for the year ended December 31, 2007, as errors under FAS 154, which does not mean that management concluded or now believes the corrections were material or significant.

FAS 154 clearly states that “The provisions of the Statement need not be applied to Immaterial items.” This provision of FAS 154 applied in the context of Item 4.02(a) of Form 8-K leads us to the substance of the requirement stated in Item 4.02(a) – that management must make a judgment as to whether reliance on previously issued financial statements is appropriate based on whether there was (1) an error in the financial statements, and (2) whether the error is material. If the registrant concludes there is an error within the meaning of FAS 154 and it is material, it must file the Form 8-K and act to restate financial statement to correct the material errors.

As suggested in the second paragraph of the comment letters issued by the staff of the Commission to the Company over the past several months, one of the objectives of the comment process is “. . . enhance overall disclosure in [the Company’s] filings.” The Company evaluated the comments received from the staff of the Commission, determined that there was a reasonable basis under GAAP for the position expressed by the Commission, and elected to make the changes in the financial statements to enhance disclosure in the Company’s filings. Management does not believe the changes made were are material and, therefore, no Form 8-K filing is required or appropriate. With respect to the Company’s conclusions, some of the relevant considerations are the following:

•	There were not changes to the balance sheet, so there was no change in the carrying value of the Company’s assets or liabilities;

•	There were not changes to the statements of operations, so there was no change in revenue, any expense item or net results of operations.

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Attn: Kevin Woody, Branch Chief
Re: Great China International Holdings, Inc.
September 11, 2008

•

Loyal Best was acquired and disposed of within a period of four months, so the Company believes the significant financial result for 2007 is the gain from sale of the asset, which is recorded correctly in the statement of operations for 2007.

•

The Company does not believe the reclassification of gain on settlement of debt in the statement of cash flows for 2007 is material because it has no impact on the net increase in cash and cash equivalents for 2007.

Based on the foregoing, management of the Company does not believe the filing of a Form 8-K as suggested in the comment is required.

2.     Please tell us whether management reconsidered the effectiveness of your disclosure controls and procedures as of December 31, 2007 in light of the restatement. Please tell us why you did not address this reconsideration and the related conclusions in the filing that contain restated financial statements. To the extent you have determined that your disclosure controls and procedures were effective as of December 31, 2007, even though you were required to restate, please explain why and what corrective action that has been/will be taken.

Response:  The Company directs your attention to the certificates of its officers given under Rule 13a-14(a) and filed as exhibits to the amended Form 10-K, which state the officers evaluated the effectiveness of disclosure controls and procedures as of the end of the period covered by this report and the conclusions of that evaluation are presented in the report. As management’s conclusion with respect to the effectiveness of controls and procedures presented in the original Form 10-K did not change with the filing of the mended report, the Company does not believe reiteration of the conclusion is required in the amended report.

Disclosure controls and procedures are controls and procedures designed to ensure that information required to be disclosed by an issuer in its reports is accumulated and communicated to the issuer’s management as appropriate to allow timely decisions regarding disclosure. In this regard, the Company notes that the acquisition and disposition of Loyal Best was reported timely on Form 8-K, and subsequent changes in reports are a result of a recharacterization of the transaction for financial reporting purposes, not because the transaction was not recorded and reported on a timely basis to effect disclosure. Similarly, the reclassification of gain on settlement of debt is not the result of failure to record and report the transaction.

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Attn: Kevin Woody, Branch Chief
Re: Great China International Holdings, Inc.
September 11, 2008

The Company understands that a determination that it has a material weakness in its internal control over financial reporting (ICFR) means that its disclosure controls and procedures are ineffective. However, the Company does not believe there was a material weakness in ICFR at December 31, 2007. The deficiency at December 31, 2007, is best described as a deficiency in operation of a control with respect to the application of GAAP to two extraordinary, one-time transactions that are not part of recurring operations. As discussed above, the Company does not believe the restated items in the financial statements to be material and no question of fraud is implicated in any of the Company’s reporting. Under the circumstances the Company does not believe this single deficiency is such that there is a reasonable possibility that a material misstatement will not be prevented or detected on a timely basis. Going forward, the Company notes the addition to the board of directors in March 2008 of Raymond Reed Baker, a Certified Public Accountant in the state of Pennsylvania who holds a B.S. in Accounting from The Pennsylvania State University and an MBA from Hong Kong University, and the appointment of a new Chief Financial Officer, Sun Dongqing, in May 2008, who has more significant accounting education and experience than her predecessor. The Company believes these additions will improve and enhance the GAAP knowledge and experience of management and the application of GAAP to the Company’s transactions in future periods.

If you have any questions, or wish to discuss any of these matters, please contact our counsel, Mark E. Lehman at (801) 532-1234. Thank you for your consideration in allowing us the additional time to respond.

Very truly yours,
/s/ Sun Dongqing
Ms. Sun Dongqing CFO Great China International Holdings, Inc.